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                                                                    Exhibit 99.1


            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND
                 PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)


                                               THREE MONTHS ENDED                      TWELVE MONTHS ENDED
                                                  DECEMBER 31,                            DECEMBER 31,

                                             2004              2005                2004                 2005
                                        ----------------------------------   ----------------------------------------
                                          (UNAUDITED)       (UNAUDITED)         (AUDITED)           (UNAUDITED)
                                                                                  (NOTE)

Revenues:
  Design Fees                                    $9,992           $14,777             $29,495                $63,020
  Royalty income                                  1,817             4,081               6,961                 15,651
  Component products                              2,847             5,251              10,104                 11,439
                                        ----------------  ----------------   -----------------  ---------------------
Total net revenues                              $14,656           $24,109             $46,560                $90,110

Cost of revenues
  Design fees                                    $3,634            $6,135             $10,951                $26,258
  Royalty income                                    181                 -                 725                      -
  Component products                              2,080             4,009               8,208                  8,803
                                        ----------------  ----------------   -----------------  ---------------------
Total cost of revenues                           $5,895           $10,144             $19,884                $35,061

Gross Profit                                     $8,761           $13,965             $26,676                $55,049

Operating expenses:
  General and administrative                     $1,226            $3,249              $4,771                 $9,574
  Research and development                          275               896               2,506                  3,447
  Selling and marketing                             193               372                 694                  1,269
                                        ----------------  ----------------   -----------------  ---------------------
Total operating expenses                         $1,694            $4,517              $7,971                $14,290

Income from operations                           $7,067            $9,448             $18,705                $40,759
Other (expenses) income, net                       (380)            1,031              (1,346)                 3,452
Change in fair value of call option                  (1)                -                 862                 (1,303)
                                        ----------------  ----------------   -----------------  ---------------------
Income before income taxes                       $6,686           $10,479             $18,221                $42,908
Income tax                                            -               (54)                  -                    (54)
                                        ----------------  ----------------   -----------------  ---------------------
Income before minority interests                 $6,686           $10,425             $18,221                $42,854
Minority interests                                  (50)               65                  23                 (1,469)
                                        ----------------  ----------------   -----------------  ---------------------
Net income                                       $6,636           $10,490             $18,244                $41,385
                                        ================  ================   =================  =====================

Net income per ordinary share
  Basic                                           $0.01             $0.02               $0.04                  $0.07
                                        ================  ================   =================  =====================
  Diluted                                         $0.01             $0.02               $0.03                  $0.07
                                        ================  ================   =================  =====================
Net income per ADS*
  Basic                                           $0.20             $0.24               $0.55                  $1.03
                                        ================  ================   =================  =====================
  Diluted                                         $0.19             $0.24               $0.52                  $1.00
                                        ================  ================   =================  =====================

Weighted average ordinary shares
  outstanding
  Basic                                     500,000,000       658,183,409         500,000,000            604,011,009
                                        ================  ================   =================  =====================
  Diluted                                   566,037,735       658,183,409         551,823,942            626,626,671
                                        ================  ================   =================  =====================


* Each ADS represents 15 ordinary shares

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Note: Information extracted and derived from the audited financial information included in the company's prospectus dated May 5,2005.

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